NEUROCARRUS INC.

Unaudited Financial Statements For The Years Ended December 31, 2019, and 2018

April 2, 2020

NEUROCARRUS INC.
BALANCE SHEET
DECEMBER 31, 2019, AND 2018

		2019	2018
ASSETS			
CURRENT ASSETS			
Cash		$ 163,103	$ 17,287
Prepaid Expense		43,750	43,750
	TOTAL CURRENT ASSETS	206,853	61,037
NON-CURRENT ASSETS			
Intangible Assets		30,000	30,000
	TOTAL NON-CURRENT ASSETS	30,000	30,000
	TOTAL ASSETS	$ 236,853	$ 91,037
LIABILITIES			
CURRENT LIABILITIES			
Credit card payable		(24)	103
Accrued liabilities		2,408	2,408
Related party loan		2,129	2,129
FUTURE EQUITY OBLIGATION		100,000	100,000
	TOTAL LIABILITIES	104,513	104,640
SHAREHOLDERS' EQUITY			
COMMON STOCK par value $.0001; 10,000,000 shares authorized; 887,581 shares issued and outstanding		96	89
ADDITIONAL PAID IN CAPITAL		29,993	29,993
PAID IN CAPITAL		476,970	150,010
ACCUMULATED DEFICIT		(191,289)	(51,923)
NET INCOME		(180,671)	(139,365)
	TOTAL SHAREHOLDERS' EQUITY	135,099	(11,196)
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 239,612	$ 93,444

Unaudited- See accompanying notes.

NEUROCARRUS INC.
STATEMENT OF OPERATIONS AND CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

		2019	2018
OPERATING INCOME			
Grant Funds		$ 73,467	$ 36,533
Other Income		360	5,573
	TOTAL INCOME	74,187	47,596
OPERATING EXPENSES			
Advertising & Marketing		10,965	1,807
Charitable Contributions		10,000	
Insurance		1,472	1,540
Legal & Professional Services		63,397	71,251
General and Administrative		5,909	5,060
Payroll Expenses		43,079	82,212
Rent & Lease		3,128	4,224
Taxes & Licenses		11,912	12,886
Technical Services		104,700	
Travel			1,769
	TOTAL EXPENSES	258,495	184,453
OTHER INCOME			
Cash Back Rewards		16	97
Interest Income		47	0
	TOTAL OTHER INCOME	64	97
NET LOSS		(184,244)	(136,760)
SHAREHOLDER'S EQUITY - BEGINNING		(8,446)	-21,813
CHANGE IN PAID IN CAPITAL		220,103	150,010
ISSUANCE OF COMMON STOCK		124	117
SHAREHOLDER'S EQUITY - ENDING		$ 27,536	$ (8,446)

NEUROCARRUS INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, AND 2018

_____

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss) For The Period	$ (180,671)	$ (139,365)
Adjustments to reconcile net loss to net cash used in operating activities:		
Cash provided by changes in the following items:		
Increase in credit card payable	(24)	47
Net cash used in operating activities	(74,294)	8,664
CASH FLOWS FROM FINANCING ACTIVITIES		
Change in Related Party Loan		(18,741)
Proceeds from future equity obligations	326,960	150,010
Proceeds from issuance of common stock	7	
Stock Repurchase		(28)
Net cash flows provided by financing activities	326,966	(131,241)
NET INCREASE IN CASH	145,815	(8,306)
CASH – BEGINNING OF PERIOD	17,287	25,593
CASH – END OF PERIOD	$ 163,103	$ 17,287

NEUROCARRUS INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, AND 2018
_____

		2019		2018
Beginning Equity	$	(110,348)	$	(104,012)
Change in Paid in Capital		139,625		(15,000)
Net Income		(6,181)		8,664
Ending Equity	$	23,097	$	(110,348)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Neurocarrus, Inc. (the Company) was incorporated on October 12, 2017, under the laws of the State of Delaware. The Company is developing a novel pain therapeutic and drug delivery system for several disease indications.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company recognizes advertising expenses in the period incurred.

Intellectual Property

The Company recognizes research and development costs as expenses in the period incurred. As of December 31, 2019, the Company had a patent pending in the United States. Future costs associated either with obtaining, or defending the patent, will be capitalized as intellectual property and amortized over the patent's useful or legal life.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced operations. The Company's activities since inception have consisted of concept development, advertising, and efforts to raise capital. Once the Company commences its planned operations, it will incur additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans, or failing to profitably operate the business.

Intangible Asset

The intangible asset is amortized using the straight-line method over 20 years, the estimated useful life of the asset. The Company periodically evaluates the recoverability of intangible assets and takes into account events and circumstances that warrant revised estimates of useful lives or that indicate impairment exists. No amortization expense has been recorded as of December 31, 2017. Future amortization expenses will be $1,500 for each of the years ending December 31, 2018 through December 31, 2022 and $22,500 thereafter.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company files income tax and/or information returns in the U.S. federal jurisdiction and various local jurisdictions.

NOTE B – FUTURE EQUITY OBLIGATIONS

Paid-in Capital

As of the period ended December 31, 2019, the Company is still a participant in an Accelerator Contract for Equity (ACE), which is an agreement to participate in an accelerator program. As part of the agreement, the accelerator program provided $250,000 of funding to the Company in exchange for certain future equity rights.

Program costs of $50,000 were paid for by the accelerator program. The costs included office space, mentors and services. These have been included in the balance sheet as prepaid expense and future equity obligations. During the period ended December 31, 2017, $6,250 was recognized as expense and the remaining $43,750 were recognized as expense in 2018 as the Company participated in the program.

Tranche payments of $200,000 occured subject to certain provisions. The first $50,000 was received as of December 31, 2017 and the remaining $150,000 was received as of December 31, 2018.

If a qualified equity financing with an aggregate purchase price of at least $400,000 occurs before the expiration or termination of the agreement, the Company will automatically issue shares of ACE preferred stock equal to the funding received of $250,000 divided by the conversion price. The conversion price means either 1) the price per share of the preferred stock sold in the equity financing multiplied by 80% or 2) the ACE price, whichever calculation results in a greater number of shares of ACE preferred stock. The ACE price means the price per share equal to the valuation cap of $3,000,000 divided by the company capitalization.

The company capitalization as defined by the agreement means the sum, immediately prior to the equity financing of 1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of any outstanding vested and unvested options, warrants and other convertible securities if in existence, but excluding a) this agreement, b) other investment instruments issued after the effective date of the agreement and c) convertible promissory notes issued after the effective date of the agreement and 2) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the equity financing. Such equity incentive plan being equal to a minimum of 10% of the total equity available for issuance or outstanding in the Company at that time.

If the Company sells and issues shares at an aggregate purchase price less than $400,000, then the accelerator program has the option to have issued a number of shares of the stock issued in such a financing equal to $250,000 divided by the conversion price as defined above.

If a liquidity event such as a change of control or an initial public offering occurs, the Company will pay to the accelerator program the greater of 1) two times the $250,000 or 2) the amount that would have been received in connection with such a liquidity event as a stockholder of the Company if the $250,000 had been converted immediately prior to the effectiveness of the liquidity event into shares of common stock equal to the $250,000 divided by the liquidity price.

If a dissolution event such as a voluntary termination of operation, a general assignment for the benefit of the Company's creditors or any other liquidation, dissolution or winding up of the Company occurs, the Company will pay $250,000 to the accelerator program. The amount will be paid prior and in preference to any distribution of any assets of the Company to holders of outstanding stock.

If none of the above events described have occurred prior to October 19, 2018, the accelerator program may 1) convert all or any part of the $250,000 to common stock at a conversion price equal to 80% times the valuation cap divided by the company capitalization as described in further detail above or 2) continue this agreement and review the arrangement. As of the date of issuance of these financial statements, the accelerator program has made no election to convert any part of the $250,000 investment.

ACE preferred stock will have identical rights, privileges, preferences and restrictions as the shares of standard preferred stock, except with respect to 1) a liquidation preference, which ACE preferred stock will have priority to and be in preference to common stock and equal to the holders of standard preferred stock; 2) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will be equal the conversion price as defined above; and 3) the basis for any dividend rights, which will be based on the conversion price.

During the period ending December 31, 2019, the Company participated in a regulation crowdfunding campaign and raised $343,168 through a SAFE agreement (Simple Agreement for Future Equity) with third parties. The agreement provides the investor with a right to future equity in the Company per the terms of the agreement. The valuation cap of the agreement entered into is $7,500,000.

If an equity financing event occurs before the expiration or termination of the instrument, the Company will automatically issue to the investor a number of shares of SAFE preferred stock equal to the purchase amount divided by the conversion price. The conversion price is defined as either 1) the price per share of the standard preferred stock sold in an equity financing or 2) the price per share of the valuation cap divided by the company capitalization.

The company capitalization means the sum (immediately prior to the equity financing) of 1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding a) this instrument, b) all other SAFEs and c) convertible promissory notes and 2) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the equity financing.

If there is a liquidity event before the expiration or termination of the instrument, the investor will either 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price.

If there is a dissolution event before the expiration or termination of the instrument, the Company will pay first to the senior preferred holders any amounts due and payable and second an amount equal to the purchase amount to the investor immediately prior to the consummation of the dissolution event. The purchase amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding common stock.

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock.

As of December 31, 2019, 887,581 shares of Common Stock were issued and outstanding. Of this amount, approximately 1,000,000 shares are held by the Company's original two cofounders, one of whom is still active in the daily management of the Company.

Stock Option Plan

The Company's Board of Directors has reserved 411,120 shares of Common Stock for issuance pursuant to the exercise of options to purchase common stock. As of December 31, 2019, options to purchase 411,120 shares of Common Stock, with exercise prices equal to $0.0001 per share, are outstanding.

Additional Paid-In Capital

Additional paid-in capital totaled approximately $29,993 as of December 31, 2019. The balance at December 31, 2019 is comprised of $29,993 resulting from the Company's entrance into an exclusive license agreement with a non-profit organization for the unlimited worldwide use of certain patent rights. The Company issued the non-profit organization 64,935 shares of common stock in lieu of payment for the license fee of $30,000.

NOTE C – RELATED PARTY LOAN

During the period ended December 31, 2018, a majority shareholder loaned money to the Company. The borrowing has no established terms, but has been classified as a current liability.

NOTE D – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E – SUBSEQUENT EVENTS

Management has evaluated events through April 2, 2020, the date these financial statements were available to be issued.

As of March 13, 2020, the Company's pending patent claims were allowed by the United States Patent Office. Future costs associated with defending the patent will be capitalized as intellectual property and amortized over the patent's useful or legal life.